

October 5, 2010

Mr. Damion D. Glushko
Chief Financial Officer
HighLight Networks, Inc.
215 South Riverside Dr., Suite 12
Cocoa, FL 32922

> **Re:** **HighLight Networks, Inc.**
> **Form 10-K for the fiscal year ended June 30, 2010**
> **Filed September 23, 2010**
> **File No. 333-153575**

Dear Mr. Glushko:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended June 30, 2010

Item 9A(T) Controls and Procedures
Management's Annual Report on Internal Control over Financial Reporting, page 10

1. We refer to your assessment of internal control over financial reporting. Please amend your Form 10-K to revise the disclosure to provide a statement as to whether or not internal control over financial reporting is effective. Refer to Item 308(T)(a)(3) of Regulation S-K.

Exhibit 31.1 – Officer's Certificate Pursuant to Section 302
Exhibit 31.2 – Officer's Certificate Pursuant to Section 302

2. Please amend your Form 10-K to revise your Certifications to conform with Item 601(B)(31) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please file all correspondence over EDGAR. You may contact Rahim Ismail, Staff Accountant, at (202) 551-4965 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding these comments. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director